AMERICATOWNE Inc.
(A Development Stage Company)
Statement of Operations
(Unaudited)

	Three Months Ended September 30, 2014	April 22, 2014 (inception) through September 30, 2014
Revenues	$ 77,722	$ 77,722
Cost of Revenues	5,303	5,303
Gross Profit	72,419	72,419
Operating Expenses:		
General and Administrative	10,224	10,555
Professional Fees	21,390	21,390
Organizational Expenses	-	3,119
Total operating expenses	31,614	35,064
Net Income from operations	40,805	37,355
Provision for Income Taxes		
Net Income	$ 40,805	$ 37,355
Earnings per common share-basic and diluted	$ 0.003	$ 0.003
Weighted average common shares outstanding-basic and diluted	11,663,043	10,950,311

See Notes to Financial Statements.